SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2021
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: November 15, 2021

List of materials

Documents attached hereto:

i) Press release: Translation of the Share Buyback Report for the period from October 1, 2021 to October 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 15, 2021

[This is a translation of the Share Buyback Report for the period from October 1, 2021 to October 31, 2021, filed with the Director General of the Kanto Finance Bureau by SONY GROUP CORPORATION on November 15, 2021]

Class of Shares: Common Stock

1.	Status of Repurchase

(1) Status of a repurchase pursuant to a resolution approved at a General Meeting of Shareholders
  Not applicable

(2) Status of a repurchase pursuant to a resolution approved at a meeting of the Board of Directors
(as of October 31, 2021)
	Number of Shares	Total Amount (Yen)
Resolution approved at the meeting of the Board of Directors held on April 28, 2021 (Period of Repurchase: April 30, 2021 to April 28, 2022）	25,000,000 (Maximum)	200,000,000,000 (Maximum)
Repurchases during the reporting month
(Date of repurchase)

October 1
October 4
October 5
October 6
October 7
October 8
October 11
October 12
October 13
October 14
October 15
October 18
October 19
October 20
October 21
October 22
October 25
October 26
October 27
	60,000 51,400 49,800 58,500 36,800 43,800 51,000 49,200 42,600 39,200 60,700 40,500 33,400 49,200 35,100 29,400 56,400 65,900 50,500

728,847,000
619,281,500
586,186,500
685,470,000
430,202,500
520,486,000
625,768,000
608,807,500
524,238,000
489,425,500
779,343,500
514,117,500
425,591,500
631,872,000
446,203,500
375,038,500
732,682,000
878,417,000
662,451,000

Total	― 903,400	11,264,429,000
Total number of shares repurchased as of the end of the reporting month	2,880,500	32,605,933,700
Progress of the repurchase (%)	11.52	16.30
Note 1:  The dates identified above for the “Period of Repurchase” as well as the individual dates of repurchase are trade dates and the numbers of shares repurchased are the number of shares repurchased on such trade dates.
Note 2:  It was resolved at the meeting of the Board of Directors held on April 28, 2021 that the method of repurchase is expected to be an open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract.

2.	Status of Disposition
(as of October 31, 2021)
	Number of Shares Disposed during the Reporting Month		Total Amount of Disposition (Yen)
Acquired treasury stock offered to subscribers	―	―	―
Total	―	―	―
Acquired treasury stock which was canceled	―	―	―
Total	―	―	―
Acquired treasury stock transferred as a result of a merger, share exchange, partial share exchange or company split	―	―	―
Total	―	―	―
Other (Exercise of stock acquisition rights (including the exercise of stock acquisition rights of the 130% callable unsecured convertible bonds with stock acquisition rights (6th series)))	(Date of disposition) October 1 October 4 October 6 October 8 October 11 October 12 October 14 October 15 October 18 October 19 October 20 October 21 October 25 October 27 October 28 October 29	201 1,500 603 201 800 40,851 1,702 700 34,210 201 1,104 10,061 1,300 275,094 1,200 601	1,286,398 9,599,985 3,859,194 1,286,398 5,119,992 261,445,991 10,892,783 4,479,993 218,943,658 1,286,398 7,065,589 64,390,299 8,319,987 1,760,598,849 7,679,988 3,846,395
Total	―	370,329	2,370,101,897
Total amount	370,329		2,370,101,897

3.	Status of Shares Held in Treasury
(as of October 31, 2021)
Status as of the end of the reporting month	Number of Shares
Total number of shares issued	1,261,058,781
Number of treasury stock	21,329,955

 EOF

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